UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

The Administration Committee
Caleres, Inc. 401(k) Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Caleres, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Delinquent Participant Contributions and the Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Plan's auditor since 2016.

St. Louis, Missouri
June 28, 2019

Caleres, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Assets:
Investments - at fair value (Note 3):	$207,713,216	$212,937,595

Receivables:
Employer contributions	151,840	—
Employee contributions	304,425	—
Notes receivable from participants	5,172,135	4,166,169
Total receivables	5,628,400	4,166,169

Total assets	213,341,616	217,103,764

Liabilities:
Excess contributions payable	160,886	264,428
Total liabilities	160,886	264,428

Net assets available for benefits	$213,180,730	$216,839,336

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended	Year Ended
	December 31, 2018	December 31, 2017
	Participant - Directed	Non - Participant - Directed	Participant - Directed	Total

Additions:

Contributions:
Employer contributions	$4,499,080	$1,256,526	$2,187,532	$3,444,058
Employee contributions	10,453,071	—	8,508,256	8,508,256
Rollovers	813,308	—	1,066,597	1,066,597
Total contributions	15,765,459	1,256,526	11,762,385	13,018,911

Interest income on notes receivable from participants	227,020	—	183,376	183,376

Investment income (loss):
Dividends	3,452,013	120,900	2,657,102	2,778,002
Net realized and unrealized (loss) gain on investments	(19,130,173)	(6,810,357)	29,982,778	23,172,421
Total investment (loss) income	(15,678,160)	(6,689,457)	32,639,880	25,950,423

Total additions	314,319	(5,432,931)	44,585,641	39,152,710

Deductions:
Benefits paid to participants	32,327,105	2,128,935	19,923,628	22,052,563
Administrative and other expenses	425,506	1,321	318,062	319,383
Total deductions	32,752,611	2,130,256	20,241,690	22,371,946

Net (decrease) increase	(32,438,292)	(7,563,187)	24,343,951	16,780,764

Participant transfer (out of)/into funds	—	(1,367,806)	1,367,806	—

Transfer due to Plan amendments	28,779,686	(50,801,741)	50,801,741	—

Net assets available for benefits at beginning of year	216,839,336	59,732,734	140,325,838	200,058,572

Net assets available for benefits at end of year	$213,180,730	$—	$216,839,336	$216,839,336

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1.  Description of the Plan
The following description of the Caleres, Inc. 401(k) Savings Plan (the "Plan") provides only general information about the Plan’s provisions. Caleres, Inc. (the "Company") is the plan sponsor. Participants should refer to the plan agreement for a complete description of the Plan’s provisions.
General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment. Employees hired with a base salary of $100,000 or more or are projected to earn compensation equal to or in excess of $120,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have completed at least 1,000 hours of employment. However, if the employee was a former participant of the Plan who is re‑employed, they are eligible to become a participant in the Plan on the date of re‑employment.
Plan Administration
The Administration Committee, comprised of the Company’s Chief Financial Officer and certain employees of the Company, oversees the administration of the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Investment Committee is responsible for the selection of the trustee, investment managers and investment funds and monitors the performance of the Plan’s investments.  Wells Fargo Bank, N.A. (the "Trustee") is the trustee and recordkeeper of the Plan.

Contributions
Participants are allowed to contribute from two percent to 30% of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Caleres, Inc. Stock Fund.
In 2018 and 2017, the Company matched 75% of the first two percent and 50% of the next four percent of eligible compensation that a participant contributed to the Plan. All employer contributions were invested in the Company’s common stock within the Caleres, Inc. Stock Fund. Effective May 1, 2017, the Plan was amended to permit participants to diversify amounts in their matching contribution accounts currently invested in the Caleres, Inc. Stock Fund to other investments. Therefore, all Plan activity from May 1, 2017 through December 31, 2018 was participant-directed.
Effective January 1, 2019, hourly employees who commenced employment after December 31, 2018 are not eligible to participate in the Plan. Hourly employees that were eligible to participate in the Plan on December 31, 2018 no longer receive a matching contribution. For eligible salaried employees, the Company will make a core contribution of 1.5% of eligible compensation, regardless of whether the salaried employees contribute to the Plan. The Company will also make a matching contribution of 50% on the first six percent of participant contributions. In addition, the Company has the discretion to contribute up to an additional two percent profit-sharing benefit based on the Company’s performance.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and related earnings or losses. Vesting in the employer’s matching contribution portion of their accounts and related earnings occurs if: (1) the participants' employment is terminated on account of their death, (2) the participants' employment is terminated on account of their disability, (3) the participants complete at least three years of service with the Company, (4) the participants' employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.
Forfeitures
Forfeitures of non-vested employer matching contributions plus actual earnings are used to reduce future employer contributions. During the years ended December 31, 2018 and 2017, forfeitures of $161,196 and $354,178 respectively, were used to reduce employer contributions.
Notes Receivable from Participants
Participants may borrow from their fund accounts, excluding employer matching contributions, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50% of their account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account, bear interest at the prime rate on the first business day of the month in which the funds are borrowed plus one percent and are fixed for the term of the loan. The Trustee charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding. Principal and interest are paid ratably through payroll deductions; however, the participant may repay the entire amount of the loan in one lump sum at any time.
Participant Transfers
Participants may transfer their existing account balances daily among investment fund choices offered by the Plan. Prior to May 1, 2017, participants who were 55 or older or had completed at least three years of service could transfer their matching contribution amounts received out of and subsequently back into the Caleres, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily. Effective May 1, 2017, the Plan was amended to permit all participants to diversify amounts in their matching contribution accounts currently invested in the Caleres, Inc. Stock Fund to other investments without restriction. Participant transfers between participant-directed investments and non-participant-directed investments totaled $1,367,806 in the four-month period ended April 30, 2017.
Plan Transfers
Effective January 1, 2018, the Plan was amended to merge the Allen Edmonds Corporation 401(k) Plan into the Plan and assets totaling $28,779,686 were transferred into the Plan, including $614,258 of notes receivable from participants. Allen Edmonds was acquired by the Company on December 13, 2016.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

Payment of Benefits
Hardship
Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan, that cannot otherwise be relieved. The minimum hardship withdrawal a participant may receive is $1,000.
Age 59 1/2 Withdrawals
Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their participant and matching contribution accounts.
Termination of Service
Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, participants may receive the value of the vested interest in their accounts as a lump-sum distribution. Certain participants who were covered by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.
Retirement
Participants must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2 or the date they terminate employment, whichever occurs later. Participants who are five percent or greater shareholders of the Company must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 1/2.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Plan Expenses
All expenses incurred in connection with the operation of the Plan are paid by the Plan.
2.  Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Impact of Prospective Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 modifies disclosure requirements on fair value measurements, removing and modifying certain disclosures, while adding other disclosures. The ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The adoption of ASU 2018-13 is not expected to have a material impact on the Plan's financial statement disclosures.

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.
Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2018 and 2017 excess contributions to the applicable participants prior to March 15, 2019 and 2018, respectively.
3.  Fair Value Measurements
Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”). In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.
The following is a description of the valuation methodologies used for assets measured at fair value. There are currently no redemption restrictions on these investments.
Money Market Fund
The Vanguard Federal Money Market Fund seeks to provide current income and liquidity with preservation of capital by investing in high-quality money market securities. The goal of this fund is to seek a competitive return on the liquid portion of an investment portfolio. The money market fund is classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in an active market with sufficient volume and frequency.
Mutual Funds
Mutual funds include equity funds, fixed income funds and target date funds. Equity funds have a goal of capital appreciation and consist of American Funds EuroPacific Growth Fund Class R6, American Funds Growth Fund of America Class R6, DFA Emerging Markets Value Fund Class I, Dodge & Cox Stock Fund, Principal Diversified Real Asset Fund Institutional Class, Vanguard Extended Market Index Fund, Vanguard FTSE All-World ex-US Index Fund, Vanguard Institutional Index Fund and William Blair Small Cap Growth Fund Class I. Fixed income funds seek a stable rate of current income and consist of Dodge & Cox Income Fund, Vanguard Total Bond Market Index Fund and Vanguard Target Retirement Income Fund. Target date funds seek to provide growth of capital and current income and consist of Vanguard Target Retirement Funds with target retirement dates between 2015 and 2060. The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.
Caleres, Inc. Stock Fund
The Caleres, Inc. Stock Fund is a unitized fund that invests in the Company’s common stock. A portion of the fund may also be invested in money market funds to accommodate daily transactions. As of December 31, 2018 and 2017, the fair value of the Caleres, Inc. Stock Fund includes $2,200,967 and $2,914,422, respectively, of assets invested in the Wells Fargo Government Money Market Fund. The Caleres, Inc. Stock Fund is classified within Level 2 of the fair value hierarchy because the fair value of its underlying investments is based on quoted market prices in active markets.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2018	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$16,570,990	$16,570,990	$—	$—
Mutual funds	148,830,985	148,830,985	—	—
Caleres, Inc. Stock Fund	42,311,241	—	42,311,241	—
Total investments	$207,713,216	$165,401,975	$42,311,241	$—

Caleres, Inc. 401(k) Savings Plan
Notes to Financial Statements (continued)
December 31, 2018 and 2017

		Fair Value Measurements
December 31, 2017	Total	Level 1	Level 2	Level 3
Investments:
Money market fund	$12,220,823	$12,220,823	$—	$—
Mutual funds	144,809,207	144,809,207	—	—
Caleres, Inc. Stock Fund	55,907,565	—	55,907,565	—
Total investments	$212,937,595	$157,030,030	$55,907,565	$—

For the years ended December 31, 2018 and 2017, there were no transfers between Level 1, Level 2 or Level 3.

4.  Federal Income Taxes
The Plan has received a determination letter from the IRS dated February 21, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.
5.  Related Party Transactions
The Plan invests in the Caleres, Inc. Stock Fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2018 and 2017, the Plan recognized $(7,235,246) and $1,013,533, respectively, in investment (loss) income from the Company.

Caleres, Inc. 401(k) Savings Plan
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
EIN: 43-0197190 Plan Number: 006
Year Ended December 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,873,436	$1,873,436	$—	$—	$—

Caleres, Inc. 401(k) Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 43-0197190 Plan Number: 006
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	American Funds EuroPacific Growth Fund Class R6	258,999		$11,652,370
	American Funds Growth Fund of America Class R6	463,205		19,802,002
*	Caleres, Inc. Stock Fund	511,897		42,311,241
	DFA Emerging Markets Value Fund Class I	73,052		1,961,448
	Dodge & Cox Income Fund	884,820		11,732,709
	Dodge & Cox Stock Fund	135,497		23,415,177
	Principal Diversified Real Asset Fund Institutional Class	35,318		365,891
	Vanguard Extended Market Index Fund	14,663		1,109,988
	Vanguard Federal Money Market Fund	16,570,990		16,570,990
	Vanguard FTSE All-World ex-US Index Fund	23,777		674,566
	Vanguard Institutional Index Fund	109,233		24,855,905
	Vanguard Target Retirement Income Fund	57,474		732,794
	Vanguard Target Retirement 2015	102,311		1,418,027
	Vanguard Target Retirement 2020	109,110		3,123,825
	Vanguard Target Retirement 2025	433,948		7,381,455
	Vanguard Target Retirement 2030	175,759		5,416,890
	Vanguard Target Retirement 2035	253,392		4,768,833
	Vanguard Target Retirement 2040	132,188		4,270,987
	Vanguard Target Retirement 2045	210,159		4,247,318
	Vanguard Target Retirement 2050	118,527		3,854,504
	Vanguard Target Retirement 2055	89,755		3,168,335
	Vanguard Target Retirement 2060	9,497		296,012
	Vanguard Total Bond Market Index Fund	91,950		960,881
	William Blair Small Cap Growth Fund Class I	524,089		13,621,068
	Total investments (held at end of year)			207,713,216

*	Various participants	Notes receivable from participants (2)		5,172,135

				$212,885,351

	* Exempt party-in-interest to the plan
	(1) Investments are participant-directed. Therefore, cost information is not required.
	(2) Notes receivable from participants have interest rates of 4.25% - 6.75% and maturities through 2033.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 28, 2019	/s/ Kenneth H. Hannah
Kenneth H. Hannah
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm